SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549


                        SCHEDULE 13D
                       (Rule 13d-101)

          Under the Securities Exchange Act of 1934


                CHESAPEAKE UTILITIES CORPORATION
                      (Name of Issuer)

               Common Stock, $.4867 Par Value
               (Title of Class of Securities)

                         165 303 108
                       (CUSIP Number)

                Elizabeth R. Hughes, Esquire
              Venable, Baetjer and Howard, LLP
            1800 Mercantile Bank & Trust Building
                       2 Hopkins Plaza
                    Baltimore, MD  21201   (410) 244-
                            7608
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                            March 6, 1997
                (Date of Event which Requires
                  Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following pages)
CUSIP No.: 165 303 108                  13D

1.   NAME OF REPORTING PERSON:  Mr. James R. Schneider

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     UNDISCLOSED


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
     [   ]
                                                   (b) [
     ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS:  PF



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [
     ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

  NUMBER OF
              7.  SOLE VOTING POWER:  319,500 shares
   SHARES

BENEFICIALLY
              8.  SHARED VOTING POWER:  -0-
  OWNED BY

    EACH
              9.  SOLE DISPOSITIVE POWER:  319,500 shares
  REPORTING


   PERSON     10.  SHARED DISPOSITIVE POWER:  -0-

    WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  319,500 shares




12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [
    ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    7.2%



14. TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

     The class of equity to which this statement refers is Common Stock, $.4867 par value, of Chesapeake Utilities
Corporation, a Delaware corporation (the "Issuer"), which has its principal executive office at 909 Silver Lake
Boulevard, Dover, Delaware. The Issuer's telephone number is (302) 734-6713.

Item 2.   Identity and Background.

     (a)  James R. Schneider

     (b)       Tri-County Gas Co., Inc.
          1820 North Salisbury Boulevard
          Salisbury, MD  21801

     (c)  Vice President
          Tri-County Gas Co., Inc.
          1820 North Salisbury Boulevard
          Salisbury, MD  21801

          Tri-County Gas Co., Inc. is a distributor of propane gas.

     (d)  Mr. Schneider has not been convicted in a criminal
proceeding (excluding              traffic violations or
similar misdemeanors).

     (e)  Mr. Schneider has not been a party to a civil
proceeding described in Item            2(e) of Schedule
13D.

     (f)  Mr. Schneider is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to March 6, 1997, Mr. Schneider owned 474 shares of Common Stock of Tri-County Gas Co., Inc., a Maryland corporation ("Tri-County"). Mr. Schneider's share ownership represented one-half of the outstanding equity securities of Tri-County. Further, Mr. Schneider is a partner of BJ Limited, a Maryland partnership ("BJ"). Mr. Schneider's partnership interest represents the ownership of one-half of BJ and its assets.

     On March 6, 1997, pursuant to an agreement and plan of merger dated January 10, 1997 (the "Merger Agreement"), a copy of which is included as Exhibit 1 hereto, among and between the Issuer, CPK-A Sub, a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), Tri-County, William P. Schneider and James R. Schneider (collectively, the "Schneiders"), (i) Merger Sub was merged with and into Tri-County with Tri-County continuing as the surviving corporation and wholly owned subsidiary of the Issuer, (ii) the shares of Common Stock of Merger Sub outstanding immediately prior to the Merger were converted, in the aggregate, into 1,000 shares of Common Stock of Tri-County, and (iii) each issued and outstanding share of Common Stock of Tri-County was automatically converted into the right to receive 672.9957805 shares of fully paid and nonassessable Common Stock of Issuer. Pursuant to such transaction, Mr. Schneider acquired 319,000 shares of Issuer's Common Stock.

     Further, on March 6, 1997, pursuant to an asset purchase agreement dated February 3, 1997 (the "Asset Purchase Agreement"), a copy of which is included as Exhibit 2 hereto, among and between the Issuer, Eastern Shore Real Estate, Inc., a Delaware corporation and wholly owned subsidiary of Issuer ("ESRE"), BJ and the Schneiders, i) BJ and the Schneiders transferred certain real and personal property as set forth in the Asset Purchase Agreement to ESRE, ii) BJ and the Schneiders assigned to ESRE and ESRE assumed certain liabilities set forth in the Asset Purchase Agreement, and iii) ESRE delivered to each of James R. Schneider and William P. Schneider 500 shares of Issuer's Common Stock.

Item 4.   Purpose of Transaction.

     The shares reported in this Schedule 13D are held for investment purposes. Mr. Schneider intends, however, to continue to review his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review Mr. Schneider will take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, Mr. Schneider may, subject to factors he deems relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

     Except as set forth pursuant to Item 3 above, Mr.
Schneider has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number of Shares of Common Stock:
319,500 shares

          Percentage of Class: 7.2%*

*Percentage calculation based on capitalization of Issuer set forth in Issuer's Current Report on Form 8-K dated
January 10, 1997.

     (b)  All shares set forth in Item 5(a) are owned by Mr.
Schneider with sole power to vote and dispose of such shares.

     (c)  On March 6, 1997, Mr. Schneider acquired 319,500
shares of Issuer's Common Stock as set forth in Item 3 above.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to      Securities of the
Issuer.

     Mr. Schneider has entered into a Registration Rights Agreement with the Issuer pertaining to 319,500 shares of Issuer's Common Stock. A copy of such agreement is attached hereto as Exhibit 3. Pursuant to such agreement, within 60 days following the time at which results covering at least 30 days of post-Merger combined operations of the Issuer have been filed with the Securities and Exchange Commission (the "Commission"), sent to stockholders of the Issuer or otherwise publicly issued, the Issuer will, subject to the terms of this Agreement, and subject to the full cooperation of Mr. Schneider, at its expense, file with the Commission a registration statement (the "Registration Statement") covering the sale by Mr. Schneider of the Registrable Securities. The Issuer will use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable and to maintain the effectiveness of the Registration Statement for a period of three (3) years from the Effective Time, as that term is defined in the Merger Agreement, or such shorter time as may be required by Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"), or any successor provision. The Issuer may postpone for a reasonable period of time, not to exceed 60 days, the filing or effectiveness of the Registration Statement, or the undertaking of any work by the Issuer with respect to the preparation of the Registration Statement, if the Board of Directors of the Issuer in good faith determines that such filing or registration would reasonably be expected to have a material adverse effect on any plan or proposal by the Issuer with respect to any financing, acquisition, recapitalization, reorganization or other material transaction.
Mr. Schneider has agreed that in any calendar quarter he will not offer to sell, sell or otherwise dispose of any amount of Registrable Securities in excess of one percent (1%) of the total number of shares of Common Stock then issued and outstanding.


Item 7.   Material to be Filed as Exhibits.

Exhibit No.         Item
1              Agreement and Plan of Merger
2              Asset Purchase Agreement
3              Registration Rights Agreement



                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:    March 6, 1997       /s/James R. Schneider
                              James R. Schneider





BA3DOCS1\0055304.01

                        EXHIBIT INDEX

Exhibit No.         Item
1              Agreement and Plan of Merger
2              Asset Purchase Agreement
3              Registration Rights Agreement